Exhibit 99.2

Contact:
Russell Skibsted
Sr. Vice President and Chief Financial Officer
Aeolus Pharmaceuticals, Inc.
1-(949) 481-9825

AEOLUS PHARMACEUTICALS ANNOUNCES FIRST QUARTER FISCAL YEAR 2013 FINANCIAL RESULTS

•	Beginning Third Year of $118.4 Million BARDA Advance Research and Development Contract
•	Balance Sheet Strengthened With $3,225,000 Financing
•	Net Cash Used In Operations Reduced To Only $279,000 During the Quarter

Mission Viejo, CA, February 19, 2013-- Aeolus Pharmaceuticals, Inc. (OTCQB: AOLS), a biotechnology company leveraging significant government funding to develop a platform of novel compounds to protect against radiological and chemical threats and for use in oncology, announced today financial results for the three months ended December 31, 2012.

The Company reported a net income of approximately $4,028,000, which includes a non-cash adjustment for decreases in valuation of warrants of approximately $4,510,000 related to decreases in the fair value of warrants that are included as a component of other income (expenses) in the statement of operations, for the three months ended December 31, 2012, compared to a net income of approximately $2,977,000, which includes a non-cash adjustment for decreases in valuation of warrants of approximately $3,688,000 related to decreases in the fair value of warrants that are included as a component of other income (expenses) in the statement of operations, for the three months ended December 31, 2011

“We’ve completed the second year of our contract with BARDA, which has allowed us to leverage our shareholder’s investment with $19.5 million of funding for the advanced development of our lead drug AEOL 10150. Our team has delivered key development milestones, such as developing and validating murine and NHP models for lung acute radiation syndrome, improving our manufacturing processes, enhancing our understanding of the mechanism of action of our drug and initiating murine efficacy studies," stated John L. McManus, President and Chief Executive Officer. “With the closing of our recent financing, the Company now has adequate funding to operate through the end of 2014, by which time we hope to be generating revenue from procurement of AEOL 10150 as a medical countermeasure.”

Revenue for the three months ended December 31, 2012 was approximately $1,342,000, which compares to approximately $2,215,000 for the three months ended December 31, 2011.  The revenue is from the collaboration with BARDA announced on February 11, 2011, and the variance reflects the timing of work performed under the contract.

Research and development expenses decreased about $901,000 to approximately $1,169,000 for the three months ended December 31, 2012, from approximately $2,077,000 for the three months ended December 31, 2011.The decrease is primarily attributable to the timing of work related to the BARDA Contract.

General and administrative expenses decreased about $201,000 to approximately $655,000 for the three months ended December 31, 2012 from approximately $856,000 for the three months ended December 31, 2011. The increase is primarily attributable to the timing of work related to the BARDA Contract.

Aeolus is filing today with the SEC its Quarterly Report on Form 10-Q for the quarter ended December 31, 2012. Aeolus urges its investors to read this quarterly filing as well as its Annual Report on Form 10-K, as amended, also filed with the SEC, for further details concerning the Company. The Quarterly Report on Form 10-Q and the Annual Report on Form 10-K are also available on the Company's website, at http://www.aeoluspharma.com.

About AEOL 10150
AEOL 10150 is a broad-spectrum catalytic antioxidant specifically designed to neutralize reactive oxygen and nitrogen species. The neutralization of these species reduces oxidative stress, inflammation, and subsequent tissue damage-signaling cascades resulting from radiation exposure. AEOL 10150 could have a profound beneficial impact on people who have been exposed, or are about to be exposed, to high-doses of radiation in the treatment of oncology.

AEOL 10150 has already performed well in preclinical and non-clinical studies, was well-tolerated in two human clinical trials, and has demonstrated statistically significant survival efficacy in an acute radiation-induced lung injury model. The Company believes it could have a profound beneficial impact on people who have been exposed, or are about to be exposed, to high-doses of radiation, whether from cancer therapy or a nuclear event.

About Aeolus Pharmaceuticals
Aeolus Pharmaceuticals is developing a platform of a new class of broad-spectrum, catalytic-antioxidant compounds that protect healthy tissue from the damaging effects of radiation. Its first compound, AEOL 10150, is being developed for oncology indications, where it is used in combination with radiation therapy. It is also being developed, with funding by the US Department of Health and Human Services, as a medical countermeasure against chemical and radiological weapons, where its initial target indications are as a protective agent against the effects of acute radiation syndrome and delayed effects of acute radiation exposure. Aeolus' strategy is to leverage the substantial investment in toxicology, manufacturing, and preclinical and clinical studies made by US Government agencies in AEOL 10150, including the contract with BARDA valued, with options, at up to $118.4 million, to efficiently develop the compound for use in oncology.   For more information, please visit Aeolus’s corporate website at www.aeoluspharma.com.

Forward-Looking Statements

The statements in this press release that are not purely statements of historical fact are forward-looking statements. Such statements include, but are not limited to, those relating to Aeolus' product candidates, as well as its proprietary technologies and research programs, the Company’s potential initiation of large efficacy studies in mice and NHPs, as well as a phase 1 study in healthy normal volunteers, the BARDA Contract, and the Company’s expectation regarding the generation of revenue from procurement of AEOL 10150 as a medical countermeasure. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Aeolus' actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. Important factors that could cause results to differ include risks associated with uncertainties of progress and timing of clinical trials, scientific research and product development activities, difficulties or delays in development, testing, obtaining regulatory approval, the need to obtain funding for pre-clinical and clinical trials and operations, the scope and validity of intellectual property protection for Aeolus' product candidates, proprietary technologies and their uses, and competition from other biopharmaceutical companies, and whether BARDA exercises one or more additional options under the BARDA Contract. Certain of these factors and others are more fully described in Aeolus' filings with the Securities and Exchange Commission, including, but not limited to, Aeolus' Annual Report on Form 10-K for the year ended September 30, 2012. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

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AEOLUS PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except per share data)

	December 31, 2012	September 30, 2012
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2	$281
Accounts receivable	1,550	882
Prepaids and other current assets	54	61
Total current assets	1,606	1,224
Investment in CPEC LLC	32	32
Total assets	$1,638	$1,256

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$3,064	$2,272
Total current liabilities	3,064	2,272
Warrant liability	14,809	19,319
Total liabilities	17,873	21,591

Commitments and contingencies (Note H)

Stockholders’ deficit:
Preferred stock, $.01 par value per share, 10,000,000 shares authorized:
Series B nonredeemable convertible preferred stock, 1,600,000 and 1,600,000 shares authorized as of December 31, 2012 and September 30, 2012, respectively; 526,080 and 526,080 shares issued and outstanding as of December 31, 2012 and September 30, 2012, respectively	5	5
Common stock, $.01 par value per share, 200,000,000 shares authorized; 62,731,963 and 62,731,963 shares issued and outstanding as of December 31, 2012 and September 30, 2012, respectively	627	627
Additional paid-in capital	159,819	159,747
Accumulated deficit	(176,686)	(180,714)
Total stockholders’ deficit	(16,235)	(20,335)
Total liabilities and stockholders’ deficit	$1,638	$1,256

AEOLUS PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share data)

	Three Months Ended December 31,
	2012	2011
Revenue:
Contract revenue	$1,342	$2,215

Costs and expenses:
Research and development	1,169	2,070
General and administrative	655	856
Total costs and expenses	1,824	2,926
Loss from operations	(482)	(711)
Non-cash financing charges and change in fair value of warrants (Notes C and E)	4,510	3,688
Interest income (expense), net	—	—
Other income (expense), net	—	—
Net income (loss)	$4,028	$2,977
Net income (loss) per weighted share attributable to common stockholders:
Basic	$2,049	$1,487
Diluted	$(200)	$(415)

Basic net income (loss) per common share	$0.03	$0.02
Diluted net income (loss) per common share	$0.00	$(0.01)
Weighted average common shares outstanding:
Basic	62,732	60,471
Diluted	65,635	78,690

AEOLUS PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Three Months Ended December 31,
	2012	2011
Cash flows from operating activities:
Net income (loss)	$4,028	$2,977
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation	72	197
Change in fair value of warrants	(4,510)	(3,688)
Change in assets and liabilities:
Accounts receivable	(668)	177
Prepaid and other assets	7	7
Accounts payable and accrued expenses	792	998
Net cash provided by (used in) operating activities	(279)	668

Net decrease in cash and cash equivalents	(279)	668
Cash and cash equivalents at beginning of period	281	518
Cash and cash equivalents at end of period	$2	$1,186